INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

November 1, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of EP Latin America Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos on September 30, 2011, for the EP Latin America Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 186 filed concurrently with this correspondence.

Prospectus

1.	Page 1, Fees and Expenses Table. Last item on table should be “Total Annual Fund Operating Expenses”.

Proposed RESPONSE:  Update made to prospectus.

2.	Pages 2 and 5, Principal Investment Strategies. First paragraph, third – Where a security is primarily traded is not a good definition of where the security is issued. Provide a better source.

Proposed RESPONSE:  The sentence has been modified as follows:

The Fund considers a company to be a Latin American company when the company is organized in Latin America or it derives at least 50% of its revenues or profits from business activities in Latin America.

3.	Pages 3, Principal Risk of Investing. Provide specific risk of Brazil, Mexico, Argentina, Colombia, Peru and Chile to Latin America Region Risk.

Proposed RESPONSE: The following changes have been made.

•	Latin America Region Risk:
Because the Fund’s investments will be focused in the Latin America region with a focus in Brazil, Mexico, Argentina, Columbia, Peru and Chile, the Fund's performance is expected to be closely tied to social, political, and economic conditions within these countries and may be more volatile than the performance of funds that invest in more developed countries and regions. In addition high interest, inflation, and unemployment rates generally characterize each economy. Currency fluctuations or devaluations in any country can have a significant affect on the entire region. Because commodities such as, without limitation, agricultural products, minerals, oil, and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices, currencies and global demand for commodities.

4.	Pages 3, Principal Risk of Investing. For Emerging Market Risk, be more specific to Latin America.

Proposed RESPONSE:  The following changes have been made.

•	Emerging Market Risk:
The economies of the Latin America region are generally considered emerging market economies.  Emerging market economies and political systems may be less stable than in the United States and other more developed economies.  Laws and accounting standards in emerging markets typically are not as comprehensive as in the United States and there may be less publicly available information on emerging market companies.  In addition, emerging market securities may be less liquid and have fewer transactions than U.S. securities.

5.	Page 5, Principal Investment Strategies. Last paragraph regarding temporary defensive position. Confirm if this is a principal strategy, and if not, move it to a different section.

Proposed RESPONSE:  Although not a principal investment strategy, according to Form N-1A, instruction 6 to Item 9, the disclosure is permitted in this section.  The phrase, “From time to time..” has been added to  help clarify.

SAI

6.	Page B-29, Current Arrangements Regarding Disclosure of Portfolio Holdings. Provide the frequency and lag time specific to each group listed.

Proposed RESPONSE:  Updated below

Current Arrangements Regarding Disclosure of Portfolio Holdings  As of the date of this SAI, the Trust or the Fund has on-going business arrangements with the following entities which involve making portfolio holdings information available to such entities as an incidental part of the services they provide to the Trust:  (i) Euro Pacific Asset Management, LLC (the Advisor), New Sheridan Advisors, Inc. (the Sub-Advisor), MFAC and UMBFS (the Trust's Co-Administrators) and UMB Bank, n.a. (the Custodian) pursuant to investment management, administration and custody agreements, respectively, under which the Trust’s portfolio holdings information is provided daily on a real-time basis (i.e., with no time lag); (ii) Tait, Weller & Baker LLP, (accountants), Bingham McCuthen LP (attorneys) and other professionals engaged by the Trust to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information; (iii) Broadridge (ProxyEdge) pursuant to a proxy voting agreement under which the Fund’s portfolio holdings information is provided daily with no time lag; and (iv) Morningstar, Inc., Lipper Inc., Thomson Financial, Vickers Stock Research Corporation, and Bloomberg L.P., to which the Fund’s portfolio holdings information is provided quarterly after the end of the previous fiscal quarter, with a 60-day time lag and no earlier than the date such information is filed on the SEC’s EDGAR system on Form N-Q (for the first and third fiscal quarters) or the Annual or Semi-Annual Report is mailed to shareholders (for the second and fourth fiscal quarters), as applicable.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360